EXHIBIT 99.4
For fiscal years ended December 31, 2010 and December 31, 2009, KPMG LLP and its affiliates were paid by Cameco Corporation and its subsidiaries the following fees:

		% of			% of
		Total			Total
(Cdn$)	2010	Fees	2009		Fees

Audit Fees:
Cameco	$1,697,700	62.6%	$1,739,900		48.7%
Centerra and other subsidiaries	256,200	9.5%	978,600	[1]	27.4%

Total Audit Fees	$1,953,900	72.1%	$2,718,500		76.1%

Audit-Related Fees:
Cameco	$273,400	10.1%	$219,800		6.1%
Centerra and other subsidiaries	—	—	32,300	[1]	0.9%
Translation services	44,500	1.6%	424,000		11.9%
Pensions	20,000	0.7%	17,000		0.5%

Total Audit-Related Fees	$337,900	12.5%	$693,100		19.4%

Tax Fees:
Compliance	$199,200	7.3%	$40,000		1.1%
Planning and advice	219,500	8.1%	122,400		3.4%

Total Tax Fees	$418,700	15.4%	$162,400		4.5%

All Other Fees:	—	—	—		—

Total Fees:	$2,710,500	100.0%	$3,574,000		100.0%

[1]	The 2009 fees include amounts related to Centerra Gold Inc. (Centerra). We disposed of our entire interest in Centerra in December 2009.
Pre-Approval Policies and Procedures
As part of Cameco Corporation’s corporate governance practices, under its audit committee charter, the audit committee is required to pre-approve the audit and non-audit services performed by the external auditors. The audit committee pre-approves the audit and non-audit services up to a maximum specified level of fees. If fees relating to audit and non-audit services are expected to exceed this level or if a type of audit or non-audit service is to be performed that previously has not been pre-approved, then separate pre-approval by Cameco Corporation’s audit committee or audit committee chair, or in the absence of the audit committee chair, the chair of the board, is required. All pre-approvals granted pursuant to the delegated authority must be presented by the member(s) who granted the pre-approvals to the full audit committee at its next meeting. The audit committee has adopted a written policy to provide procedures to implement the foregoing principles. For each of the years ended December 31, 2010 and 2009, none of Cameco Corporation’s Audit-Related Fees, Tax Fees or All Other Fees made use of the de minimis exception to pre-approval provisions contained in paragraph (c)(7)(i) of Rule 2-01 of Regulation S-X promulgated by the U.S. Securities and Exchange Commission.